                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C.  20549

                                                      FORM 15

           Certification and Notice of Termination of Registration under Section 12(g) of the Securities
           Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the
                                         Securities Exchange Act of 1934.

                                         Commission File Number: 000-25145

                                             Lamar Capital Corporation
                              (Exact name of registrant as specified in its charter)

                            401 Shelby Speights Drive, Purvis, MS 39475  (601-794-6047)
             (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        Common Stock of Lamar Capital Corporation, $.50 par value per share
                             (Title of each class of securities covered by this Form)

                                                       None
          (Titles of all other classes of securities for which a duty to file reports under section 13(a)
                                                 or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)        [x]                         Rule 12h-3(b)(1)(ii)       [ ]
         Rule 12g-4(a)(1)(ii)       [ ]                         Rule 12h-3(b)(2)(i)        [ ]
         Rule 12g-4(a)(2)(i)        [ ]                         Rule 12h-3(b)(2)(ii)       [ ]
         Rule 12g-4(a)(2)(ii)       [ ]                         Rule 15d-6                 [ ]
         Rule 12h-3(b)(1)(i)        [ ]

         Approximate number of holders of record as of the certification or notice date:     0

         Pursuant to the requirements of the Securities Exchange Act of 1934, Lamar Capital
Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: July 2, 2001                         BY:    /s/ Carl J. Chaney
                                                ------------------------------------------
                                                Carl J. Chaney
                                                Chief Financial Officer
                                                Hancock Holding Company, successor to Lamar
                                                Capital Corporation

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and
Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the
Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.